Exhibit 99.1

China Finance Online Reports 2012 First Quarter Unaudited Financial Results

Beijing, China, June 27, 2012 – China Finance Online Co. Limited (“China Finance Online”, “the Company”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services, today announced its unaudited financial results for the first quarter ended March 31, 2012.

2012 Q1 Financial Summary

•	Net revenues were $9.1 million compared with $15.0 million for the first quarter of 2011;

•	Gross profit was $7.1 million compared with $12.7 million for the first quarter of 2011;

•	Net loss attributable to China Finance Online was $1.3 million;

•	Excluding non-cash share-based compensation expenses, non-GAAP net loss attributable to China Finance Online was $1.1 million.

Key Developments

•	Stockstar.com (“Stockstar”) entered into an exclusive partnership with Baidu.com (“Baidu”) on a mobile web application to provide financial information services.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Amid concerns toward a slowdown of the Chinese economy, the Chinese A-Share market again was one of the most underperforming global equity markets during the first quarter of 2012. Trading turnover and market capitalization shrank further as China’s GDP and corporate earnings growth trended lower. Demand for paid securities analysis software continued to be negatively impacted across the board as investor sentiment remained fragile.”

“As we transition our business toward securities investment advisory services, we continue to leverage our leadership in financial information services, data solutions and web technologies, to expand our user base. Our flagship sites jrj.com and stockstar.com are two of the most established financial portal sites in China with tens of millions of users. We keep strengthening our research and development in new areas including open-source platform application, wireless application, financial micro-blogging, and HTML5 technology. Furthermore, our exclusive partnership with Baidu will enable us to provide our market-leading financial information services to a much broader audience.” Mr. Zhao concluded.

2012 First Quarter Results

Net revenues for the first quarter of 2012 were $9.1 million, compared with $15.0 million for the first quarter of 2011. The main sources of the Company’s net revenues were subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 69%, 8%, 9% and 14% to total revenues respectively, compared with 80%, 4%, 8%, and 7%, respectively, for the comparable period in 2011. Revenues from subscription fees paid by individual customers decreased 47.8% year-over-year reflecting the decreased demand for paid securities analysis software amid a sluggish stock market in China and continuing impact on sales due to regulatory requirements effective from January of 2011. Institutional subscription revenues increased 17.9% year-over-year to $0.8 million. Revenues from brokerage-related services increased 15.5% year-over-year to $1.3 million.

For the first quarter of 2012, gross profit was $7.1 million compared with $12.7 million for the comparable period in 2011. Gross margin for the first quarter of 2012 was 78.2% compared with 85.0% for the first quarter of 2011. The year-over-year decrease in gross margin was mainly due to lowered revenues.

General and administrative (“G&A”) expenses for the first quarter of 2012 were $2.8 million, or 30.4% of net revenues, compared with $2.7 million, or 18.2% for the comparable period in 2011. Excluding non-cash share-based compensation expenses of $0.2 million and $0.4 million for the first quarters of 2012 and 2011, respectively, adjusted G&A expenses for the first quarter of 2012 were $2.6 million, or 28.5% of net revenues, compared with $2.3 million, or 15.4% of net revenues in the first quarter of 2011. The increase in adjusted G&A expenses as a percentage of quarterly revenues was mainly due to lowered revenues.

Sales and marketing expenses for the first quarter of 2012 were $3.5 million, or 39.0% of net revenues, compared with $5.6 million, or 37.4% in the first quarter of 2011. The decrease in sales and marketing expenses in absolute value was due to less marketing expenses and sales commissions from reduced sales. The increase in sales and marketing expenses as a percentage of quarterly net revenues was primarily due to lowered revenues.

Product development expenses for the first quarter of 2012 were $3.2 million, or 35.2% of net revenues, compared with $3.2 million, or 21.6% of net revenues for the same quarter in 2011. The Company’s management believes that investments in human and technical resources to improve the Company’s data, product and technical capabilities are crucial for the Company’s business in the long run.

Total operating expenses for the first quarter of 2012 were $9.5 million, down from $11.5 million in the first quarter of 2011. Excluding non-cash share-based compensation expenses, adjusted operating expenses were $9.3 million in the first quarter of 2012, down from $11.0 million for the first quarter of 2011.

GAAP net loss attributable to China Finance Online for the first quarter of 2012 was $1.3 million compared with a GAAP net income of $1.4 million in the 2011 first quarter. Non-GAAP net loss attributable to China Finance Online, which excluded the non-cash share-based compensation expenses of $0.2 million, was $1.1 million for the 2012 first quarter, compared with a non-GAAP net income of $1.9 million for the same quarter of 2011. Both basic and diluted weighted average number of ordinary shares in the first quarter of 2012 was 109 million. Each ADS represents five ordinary shares of the Company.

As of March 31, 2012, total cash, cash equivalents and restricted cash were $79.9 million and short-term investments were $10.8 million. Accounts receivable in non-margin related business were $2.8 million while Daily Growth’s margin-related accounts receivables was $16.7 million. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital.

Total China Finance Online Co. Limited’s shareholders’ equity was $89.9 million as of March 31, 2012, compared with $90.9 million as of December 31, 2011.

The combined current and non-current deferred revenues at the end of the first quarter of 2012, which represented prepaid service fees made by customers for subscription services that have not been rendered as of March 31, 2012, were $20.1 million.

As of March 31, 2012, the number of active paid subscribers of the Company was approximately 85,000.

Key Developments

On June 18, 2012, China Finance Online announced that one of its flagship portal sites Stockstar.com (“Stockstar”) entered into an exclusive partnership with Baidu.com (“Baidu”) on a mobile web application to provide financial information services.

Under the partnership, Stockstar and Baidu launched a mobile web application integrating Stockstar’s proven financial information services with leading internet technologies. The application allows users to access a variety of information on companies traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.

The web application went live in June 2012. Through the application, smartphones running on Google Android and Apple iOS operating systems are now able to access financial information by inputting company name or ticker into Baidu’s search engine.

“Stockstar is one of the most established financial portal sites in China with a proven track record in data processing, website optimization, and client development. As more Chinese are spending more time seeking market intelligence online, extending our competitive advantages to the mobile internet market is a natural choice,” Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Meanwhile, we are excited to provide our timely, reliable and robust financial information services to Baidu users. I am optimistic that by building on Baidu’s powerful and far-reaching platform we will be able to expand our potential users and provide them with a better mobile experience in accessing financial information that is faster and more streamlined,” Mr. Zhao concluded.

Strategic Operational Transition

As stated previously, assessing the profound secular changes taking place in both capital markets and our own industry, the Board of Directors decided upon the following strategic transition. Beginning in April 2012, as the Company continues to offer basic versions of paid individual subscription services to individual investors through its flagship portal sites and accumulate paid subscribers with basic software and information services, the Company is no longer accepting new paid subscribers or renewals for its premium individual subscription service, instead, targeting unpaid users of its flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services. Such strategic transition may adversely affect our performances in the short term and result in losses of profit during such transition period.

In China, securities investment advisory refers to fee-based investing advice and counsel on stocks and related financial products from licensed professionals who assist in clients’ investment decision-making process. Such new business and other wealth management services are still in the early stage of development. The Company does not expect these areas to contribute material revenues any time soon.

Cost reduction associated with the transition will help offset the loss in revenues and mitigate the loss of cash flow to a certain extent. The Company plans to implement additional cost-cutting initiatives to increase efficiency and improve operational performance. Deferred revenues will continue to be realized until the expiration of outstanding premium individual subscriptions. The Company intends to preserve its cash balance as ample cash is critical for ensuring the success of the strategic transition.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on June 27, 2012 at 8:00 p.m. Eastern Time/June 28, 2012 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 675169.

A replay of the conference call will be available shortly after the conclusion of the event through 11:59 a.m. Eastern Time on July 5, 2012 (or 11:59 p.m. Beijing Time on July 5, 2012). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 675169.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/6itzpumo

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic brokerages and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;

•	cost-cutting initiative and its effect on efficiency and operational performance;

•	potential business consolidation amidst the new regulatory environment;

•	the market prospect of the business of securities investment advisory and wealth management;

•	the new exclusive partnership between Stockstar and Baidu; and

•	the transition period to adapt to the new compliance requirements.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;

•	the uneven sector-growth of the Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	the unpredictability of our strategic transformation and upgrade;

•	the competition we are facing in the new business of securities investment advisory and wealth management;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	the extent to which Stockstar’s financial information services can be integrated into the mobile web application launched by Stockstar and Baidu, and the continuity of the exclusive partnership; and

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.

Contact:

Julie Zhu

China Finance Online Co. Limited

+86-10-5832-5288

ir@jrj.com

Shiwei Yin

Grayling

646-284-9474

shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Mar. 31, 2012	Dec. 31, 2011
Assets
Current assets:
Cash and cash equivalents	50,493	64,641
Restricted cash	29,432	29,861
Trust bank balances held on behalf of customers	11,645	18,664
Accounts receivable, net - others	2,821	1,468
Accounts receivable, net - Margin clients	16,715	12,889
Loan receivable	9,574	9,566
Short-term investments	10,832	10,701
Prepaid expenses and other current assets	3,623	3,577
Deferred tax assets, current	503	634
Total current assets	135,638	152,001
Property and equipment, net	5,819	6,530
Acquired intangible assets, net	2,749	—
Rental deposits	739	738
Deferred tax assets, non-current	511	484
Other deposits	223	224
Total assets	145,679	159,977
Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,584 and $7,037 as of March 31,2012 and December 31,2011, respectively)	14,037	17,287
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,528 and $3,127 as of March 31,2012 and December 31, 2011, respectively)	4,360	6,458
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31,2012 and December 31, 2011, respectively)	18,545	19,171
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31,2012 and December 31, 2011, respectively)	11,645	18,664
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $138 and $115 as of March 31, 2012 and December 31, 2011, respectively)	398	144
Deferred tax liability, current (including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1 and $3 as of March 31, 2012 and December 31, 2011, respectively)	4	45
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3 and $25 as of March 31,2012 and December 31,2011, respectively)	101	135
Total current liabilities	49,090	61,904
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,269 and $3,033 as of March 31,2012 and December 31,2011, respectively)	6,025	7,237
Deferred tax liability, non-current (including deferred tax liability, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $688 and nil as of March 31, 2012 and December 31, 2011, respectively)	688	—
Total liabilities	55,803	69,141
Noncontrolling interests	(20)	(105)
Total China Finance Online Co. Limited Shareholders’ equity	89,896	90,941
Total liabilities and equity	145,679	159,977

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended
	Mar.31, 2012	Mar.31, 2011	Dec.31, 2011
Net revenues	9,109	14,955	10,760
Cost of revenues	(1,988)	(2,237)	(2,067)
Gross profit	7,121	12,718	8,693
Operating expenses
General and administrative (includes share-based compensation expenses of $174, $428 and $216, respectively)	(2,766)	(2,726)	(2,747)
Sales and marketing (includes share-based compensation expenses of $8, $44 and $11, respectively)	(3,549)	(5,598)	(4,453)
Product development (includes share-based compensation expenses of $3, $32 and $26, respectively)	(3,205)	(3,225)	(3,416)
Loss from impairment of intangible assets	—	—	(3,437)
Loss from impairment of goodwill	—	—	(11,796)
Total operating expenses	(9,520)	(11,549)	(25,849)
Government subsidies	19	113	14
Income (loss) from operations	(2,380)	1,282	(17,142)
Interest income	1,088	706	740
Interest expense	(124)	(54)	(58)
Investment gain	178	773	178
Other income (loss), net	79	2	(76)
Exchange gain, net	25	268	246
Income (loss) before income tax benefit (expenses)	(1,134)	2,977	(16,112)
Income tax benefit (expenses)	(56)	(1,437)	708
Net income (loss)	(1,190)	1,540	(15,404)
Less: Net income attributable to the non-controlling interest	63	147	2
Net Income (loss) attributable to China Finance Online Co. Limited	(1,253)	1,393	(15,406)
Net income (loss)	(1,190)	1,540	(15,404)
Changes in foreign currency translation adjustment	60	604	408
Net unrealized (loss) on available-for-sale securities, net of tax effects of ($3), nil and ($6), respectively	(15)	—	(32)
Other comprehensive income, net of tax	45	604	376
Comprehensive income (loss)	(1,145)	2,144	(15,028)
Less: comprehensive income attributable to non-controlling interest	63	147	2
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(1,208)	1,997	(15,030)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.01)	0.01	(0.14)
Diluted	(0.01)	0.01	(0.14)
Income (loss) per ADS
Basic	(0.06)	0.06	(0.71)
Diluted	(0.06)	0.06	(0.71)
Weighted average ordinary shares
Basic	108,982,101	108,945,295	108,976,122
Diluted	108,982,101	113,684,068	108,976,122
Weighted average ADSs
Basic	21,796,420	21,789,059	21,795,224
Diluted	21,796,420	22,736,814	21,795,224

Non-GAAP Measures (in thousands of U.S. dollars, except ADS related data)

	Three months ended
	Mar.31, 2012	Mar.31, 2011	Dec.31, 2011
Income (loss) from operations (GAAP)	(2,380)	1,282	(17,142)
Share-based compensation	185	504	253
Loss from impairment of intangible assets	—	—	3,437
Loss from impairment of goodwill	—	—	11,796
Adjusted income (loss) from operations (Non-GAAP)	(2,195)	1,786	(1,656)

	Three months ended
	Mar.31, 2012	Mar.31, 2011	Dec.31, 2011
Net income (loss) attributable to China Finance Online Co. Limited (GAAP)	(1,253)	1,393	(15,406)
Share-based compensation	185	504	253
Loss from impairment of intangible assets	—	—	3,437
Loss from impairment of goodwill	—	—	11,796
Adjusted net income (loss) attributable to China Finance Online Co. Limited (Non-GAAP)	(1,068)	1,897	80
Diluted adjusted net income (loss) per ADS attributable to China Finance Online Co. Limited (Non-GAAP)	(0.05)	0.08	0.00
ADSs used in calculating diluted adjusted net income (loss) attributable to China Finance Online Co. Limited (Non-GAAP)	21,796,420	22,736,814	22,494,305